UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTHCARE SERVICES GROUP, INC.
RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTHCARE SERVICES GROUP, INC.
3220 Tillman Drive
Suite 300
Bensalem, Pennsylvania 19020

Healthcare Services Group
Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Trustees:
Healthcare Services Group, Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
New York, New York
June 29, 2011

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31,

	2010	2009
Assets
Investments at fair value	$2,472,536	$2,081,969

Receivables:
Participant contributions	2,356	—

Net Assets Available for Benefits	$2,474,892	$2,081,969

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For The Year Ended December 31,

	2010	2009
Additions
Additions attributable to:
Contributions:
Participants	$243,596	$239,076
Rollover	—	24,437

	243,596	263,513
Earnings on Investments:
Interest and dividends	28,272	23,722
Net appreciation in fair value of investments	202,327	314,160

	230,599	337,882

Other income	2,011	—

Total Additions	476,206	601,395

Deductions
Benefit payments	(83,283)	(172,819)

Total Deductions	(83,283)	(172,819)

Net Increase	392,923	428,576

Net Assets Available for Benefits, beginning of year	2,081,969	1,653,393

Net Assets Available for Benefits, end of year	$2,474,892	$2,081,969

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements
December 31, 2010 and 2009
Note A — Description Of Plan
The following description of the Healthcare Services Group, Inc. Retirement Savings Plan, dated October 1, 1999, as amended, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated effective January 1, 2009. One of the amendments was to allow for highly compensated employees to make catch-up contributions as of November 1, 2009. The Plan is a defined contribution plan covering all salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of employees whose employment is governed by a collective bargaining agreement.
Contributions
Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.
An amendment has been made to the Plan that became effective January 1, 2009 that will allow the Plan to incorporate a qualified “Roth” contribution program. Under such a program, participants can elect to have all or a portion of their elective deferrals to be treated as Roth contributions. Unlike the regular deferrals, Roth contributions are included in the participant’s current income; however, qualified distributions from a designated Roth account are not included in income.
Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.
Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions plus actual earnings thereon. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
The plan does not include a provision for participants to borrow money.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.
Administrative Expenses
All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc. (the “Company”).
Benefit Payments
On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
A Participant who has attained the age of 59 1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.
A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.
Note B — Summary of Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Income Recognition
Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Benefit Payments
Participants’ withdrawals are recorded when paid.
Reclassification
Certain prior period amounts have been reclassified to conform to current year presentation.
Fair Value of Financial Instruments
The Plan’s financial instruments consist principally of cash and cash equivalents and marketable securities. The Plan’s marketable securities consist of the common stock of the Company, mutual funds and a money market fund. In accordance with U.S. GAAP, we define fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (exit price). We believe recorded values of all of our financial instruments approximate their current fair values because of their nature and availability of quoted market values or market corroborated inputs.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance for improving disclosures about fair value measurements. The new guidance requires new disclosures for transfers in and out of Level 1 and 2 classifications and for more detail about the activity in Level 3 fair value measurements. Neither of these new disclosures affects the Plan since there were no Level 3 assets or transfers between Level 1 and 2. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3. The disclosures required under this guidance are included in Note H, Fair Value Measurements.
Note C — Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets as of:

	December 31,
	2010	2009
BlackRock Money Market Fund (PNC; Note E)	$596,098	$658,454
Fidelity Advisor Equity Income Fund	192,284	167,990
Growth Fund of America	161,831	127,534
Healthcare Services Group, Inc. common stock (Note E)	168,476	140,670
Janus Adviser Forty Fund	204,299	169,480
MFS Int’l New Discovery	170,369	128,636

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Note C — Investments (continued)
During 2010 and 2009, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $202,327 and by $314,160, respectively as follows:

	December 31,
	2010	2009
Mutual Funds	$182,345	$275,382
Healthcare Services Group, Inc. common stock (Note E)	19,983	37,765
BlackRock Money Market Fund (PNC; Note E)	(1)	1,013

	$202,327	$314,160

Note D — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.
Note E — Party-In-Interest Transactions
Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.
In addition, certain plan investments are shares of the common stock of the Company. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, transactions involving stock of the Company qualify as party-in-interest transactions. The Plan held 10,355 and 6,555 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $168,476 and $140,670 at December 31, 2010 and 2009, respectively.
Note F — Tax Status Of Plan
The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Company received a favorable determination letter dated February 1, 2010 related to the Plan’s amendments. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator has also concluded there are no uncertain positions taken or expected to be taken or associated interest or penalties, there are no audits of the Plan for any tax periods in progress, and that the Plan is not subject to income tax examinations for years prior to 2007.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Note G — Risks And Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note H — Fair Value Measurements
The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs on the hierarchy, consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are the lowest priority, they are unobservable and should be used to measure fair value to the extent that observable inputs are not available. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of our assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Certain of the Plan’s assets are reported at fair value in the accompanying statements of net assets available for benefits. Such assets include cash and cash equivalents and marketable securities. The following tables provide fair value measurement information for the Plan’s financial assets as of December 31, 2010 and 2009:

	Fair Value Measurement Using:
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
December 31, 2010	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock	$168,476	$—	$—	$168,476
Mutual Funds Balanced and Lifestyle	87,047	—	—	87,047
Fixed Income	177,953	—	—	177,953
International	181,058	—	—	181,058
Large Cap Blend	86,566	—	—	86,566
Large Cap Growth	508,088	—	—	508,088
Large Cap Value	322,779	—	—	322,779
Mid Cap Growth	52,685	—	—	52,685
Small Cap Value	201,126	—	—	201,126
Specialty	90,108	—	—	90,108
Money Market Fund	—	596,098	—	596,098
Cash	552	—	—	552

Total Assets at Fair Value	$1,876,438	$596,098	$—	$2,472,536

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Note H — Fair Value Measurements (continued)

	Fair Value Measurement Using:
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total
Common Stock	$140,670	$—	$—	$140,670
Mutual Funds
Balanced and Lifestyle	62,996	—	—	62,996
Fixed Income	104,413	—	—	104,413
International	132,027	—	—	132,027
Large Cap Blend	78,598	—	—	78,598
Large Cap Growth	404,838	—	—	404,838
Large Cap Value	271,157	—	—	271,157
Mid Cap Growth	36,881	—	—	36,881
Small Cap Value	115,728	—	—	115,728
Specialty	75,652	—	—	75,652
Money Market Fund	—	658,454	—	658,454
Cash	555	—	—	555

Total Assets at Fair Value	$1,423,515	$658,454	$—	$2,081,969

The valuation methodologies used for the Plan assets measure at fair value are as follows:
Common Stock (Healthcare Services Group, Inc.) — Valued at closing price reported on the NASDAQ on which the individual securities are traded.
Mutual Funds — valued at the net asset value (“NAV”) of the shares held by the plan at year end.
Money Market Fund — is valued at the net asset value held by the plan at year end.
Cash — is valued at cost, which approximates fair value.
As a practical expedient, fair value of our money market fund is valued at the NAV as determined by the custodian of the fund. The money market fund includes short-term United States dollar denominated money-market instruments. The money market fund can be redeemed at its NAV at its measurement date as there are no significant restrictions on the ability of participants to sell this investment.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (CONTINUED)
December 31, 2010 and 2009
Note I — Subsequent Events
We evaluated all subsequent events through the date these financial statements are being filed with the SEC. There were no events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Schedule Of Assets (Held At End Of Year)
Schedule H, Line 4i of Form 5500

(a)		(c)
Party-In-	(b)	Description of	(e)
Interest	Identity of Issue	Investment	Current Value

	AIM Dynamics Fund Cl A	Mutual Fund	$52,685
	AIM Global Health Care Fund	Mutual Fund	59,183
	American Balanced Fund	Mutual Fund	60,821
	American Beacon Sm Cap Value	Mutual Fund	22,336
	American Century Sm Cap Value	Mutual Fund	44,125
	American Century Value Fund	Mutual Fund	39,609
	American Euro-Pacific Growth Fund	Mutual Fund	10,689
	BlackRock GNMA Fund Cls A	Mutual Fund	94,962
	BlackRock Managed Inc Fund Cls A	Mutual Fund	17,762
*	BlackRock Money Market (PNC)	Money Market Fund	596,098
	Federated High Income Bond Fund	Mutual Fund	65,229
	Federated Stock Trust	Mutual Fund	90,886
	Fidelity Advisor Equity Growth	Mutual Fund	94,168
	Fidelity Advisor Equity Income	Mutual Fund	192,284
	Growth Fund of America	Mutual Fund	161,831
*	Healthcare Services Group	Common Stock	168,476
*	Healthcare Services Stock Liquidity	Cash	552
	Income Fund of America	Mutual Fund	65,878
	Janus Adviser Forty Fund	Mutual Fund	204,299
	Janus Fund Cls S	Mutual Fund	47,790
	MFS Int’l New Discovery Fund	Mutual Fund	170,369
	MFS Core Equity Cls A	Mutual Fund	20,688
	MFS Technology Fund Cl A	Mutual Fund	30,925
	My Retire 2015 Livestrong Portfolio A	Mutual Fund	20,965
	My Retire 2025 Livestrong Portfolio A	Mutual Fund	4,506
	My Retire 2035 Livestrong Portfolio A	Mutual Fund	474
	My Retire Inc. Livestrong Income Port A	Mutual Fund	281
	Royce Low Priced Stock Fund	Mutual Fund	83,123
	Royce Opportunity Fund	Mutual Fund	51,542

			$2,472,536

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan
Date: June 29, 2011	/s/ Richard W. Hudson
	Name:	Richard W. Hudson
	Title:	Chairman of Plan Committee